Press Release April 8, 2003
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud ProjectZone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Resource Award 2001

Working Capital

Over $10,000,000 $ --

no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

POSTE LEMOYNE FIRST RESOURCE EVALUATION OF THE ORFÉE GOLD ZONE 200,000 tonnes @ 14.5 g/t Au

Virginia Gold Mines Inc. (“Virginia”) and partner Globestar Mining (“Globestar”) are pleased to announce the results of a first resource evaluation of the Orfée gold zone on their Poste Lemoyne 50-50 joint-venture project located in the James Bay region of Quebec. Resources at Orfée are estimated according to CIM standards on mineral resources and reserves definition and National Instrument 43-101 as follows:

ORFÉE RESOURCE EVALUATION

Category	Tonnage(metric tonnes)	Au(g/t)	Au contained(ounces)
Measured	88,588	9.44	26,886
Inferred	114,895	18.40	67,967
Total all categories	203,483	14.50	94,853

This resource evaluation and a National Instrument 43-101 technical report have been prepared by an independent QP, Mr. Christian D’Amours, who has more than 17 years of experience in geology and more than 7 years of experience in reserves evaluation. The evaluation is based on all available surface and drilling results up to the end of March 2003, using a minimum width of 3 metres and a cutting level of 90 g/t Au.

The compilation of the results has enabled the identification of a main mineralized zone of a length of approximately 50 metres and a width of 3 to 9 metres down to a depth of 250 metres. The zone remains open at depth.

The drill program was completed in March 2003. Since the last press release (January 27, 2003), one additional hole (PLE-03-60) has been drilled on the Orfée zone and seven other holes have tested other targets along the same structural corridor outside of the Orfée zone (see Annex 1).

Virginia and GlobeStar are pleased with the results of this first resource evaluation at Poste Lemoyne and Virginia as the operator will resume work on the property at the beginning of the summer 2003 field season.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of more than $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca
ANNEX 1 Results of the Drill Program

* N.S.V. means no significant value

All samples have been analyzed by X-Ral Laboratory or Expert Laboratory of Rouyn-Noranda or ALS Chemex Chimitec of Val d’Or to determine gold grades by fire assay and gravimetric finishing.